CANTOR FITZGERALD & CO.

499 Park Avenue

New York, NY 10022

January 27, 2021

Via EDGAR transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Avino Silver & Gold Mines Ltd. (the “Company”)
File No. 333-252081
Registration Statement on Form F-3

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cantor Fitzgerald & Co., as sales agent in connection with the transactions contemplated by the sales agreement prospectus included as part of the above-reference Registration Statement and by the sales agreement dated January 13, 2021 between the Company and Cantor Fitzgerald & Co., hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Friday, January 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the sales agreement prospectus as appears to be reasonable to secure adequate distribution of the sales agreement prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, CANTOR FITZGERALD & CO. By: /s/ Sameer Vasudev Name: Sameer Vasudev Title: Managing Director